SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sphere 3D Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

84841Q109

(CUSIP Number)

July 8, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 pages

Cusip No. 84841Q109

1.	Name of Reporting Persons

Pinetree Income Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Ontario, Canada

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		3,151,664
Reporting
Person	7.	Sole Dispositive Power
With
0

	8.	Shared Dispositive Power

3,151,664

9.	Aggregate Amount Beneficially Owned by each Reporting Person

3,151,664

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

9.1%

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 12 pages

Cusip No. 84841Q109

1.	Name of Reporting Persons

Pinetree Capital Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Ontario, Canada

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		3,151,664
Reporting
Person	7.	Sole Dispositive Power
With
0

	8.	Shared Dispositive Power

3,151,664

9.	Aggregate Amount Beneficially Owned by each Reporting Person

3,151,664

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

9.1%

12.	Type of Reporting Person (See Instructions)

CO

Page 3 of 12 pages

Cusip No. 84841Q109

1.	Name of Reporting Persons

Emerald Capital Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Alberta, Canada

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		3,151,664
Reporting
Person	7.	Sole Dispositive Power
With
0

	8.	Shared Dispositive Power

3,151,664

9.	Aggregate Amount Beneficially Owned by each Reporting Person

3,151,664

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

9.1%

12.	Type of Reporting Person (See Instructions)

CO

Page 4 of 12 pages

Cusip No. 84841Q109

1.	Name of Reporting Persons

Pinetree Capital Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Ontario, Canada

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		3,151,664
Reporting
Person	7.	Sole Dispositive Power
With
0

	8.	Shared Dispositive Power

3,151,664

9.	Aggregate Amount Beneficially Owned by each Reporting Person

3,151,664

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

9.1%

12.	Type of Reporting Person (See Instructions)

CO

Page 5 of 12 pages

Cusip No. 84841Q109

1.	Name of Reporting Persons

Sheldon Inwentash

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

	5.	Sole Voting Power

Number of		1,351,371
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		3,151,664
Reporting
Person	7.	Sole Dispositive Power
With
1,351,371

	8.	Shared Dispositive Power

3,151,664

9.	Aggregate Amount Beneficially Owned by each Reporting Person

4,503,035

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

13.0%

12.	Type of Reporting Person (See Instructions)

IN

Page 6 of 12 pages

Item 1(a). Name of Issuer:

Sphere 3D Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

240 Matheson Blvd. East

Mississauga, Ontario

L4Z 1X1

Canada

Item 2(a). Name of Person(s) Filing:

Pinetree Income Partnership

Pinetree Capital Investment Corp.

Emerald Capital Corp.

Pinetree Capital Ltd.

Sheldon Inwentash

Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of Pinetree Income Partnership (“PIP”), Pinetree Capital Investment Corp. (“PCIC”), Emerald Capital Corp. (“Emerald”) and Pinetree Capital Ltd. (“Pinetree”) is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 2A2.

The address of the principal business office of Sheldon Inwentash (“Inwentash”) is 130 King Street West, Suite 2500, Toronto, Ontario Canada M5X 2A2.

Item 2(c). Citizenship:

PIP is a partnership organized under the laws of Ontario, Canada.

PCIC is a corporation organized under the laws of Ontario, Canada.

Emerald is a corporation organized under the laws of Alberta, Canada.

Pinetree is a corporation organized under the laws of Ontario, Canada.

Inwentash is a Canadian citizen.

Item 2(d). Title of Class of Securities:

Common Shares, without par value

Item 2(e). CUSIP Number:

84841Q109

Page 7 of 12 pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, PIP beneficially owns an aggregate of 3,151,664 Common Shares of the Issuer (the “PIP Shares”), including 2,849,164 Common Shares and 302,500 Common Shares issuable upon the exercise of warrants held by PIP.

By virtue of PIP’s direct ownership of the PIP Shares and PCIC’s and Emerald’s collective ownership and control of PIP, and Pinetree’s ownership of PCIC and Emerald; PCIC, Emerald, and Pinetree may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PIP Shares.

As of the date hereof, Inwentash is deemed to beneficially own an aggregate of 4,503,035 Common Shares of the Issuer. This amount includes the PIP Shares and 1,351,371 Common Shares of the Issuer that Inwentash owns directly (the “Inwentash Shares”). The Inwentash Shares consist of 1,275,121 Common Shares and 76,250 Common Shares issuable upon the exercise of warrants held by Inwentash. Inwentash has sole power to direct the vote and to direct the disposition of the Inwentash Shares. By virtue of his position as Chief Executive Officer of Pinetree, Inwentash may be deemed to have shared power to vote the PIP Shares.

Each of PCIC, Emerald, Pinetree and Inwentash disclaims beneficial ownership of the PIP Shares.

(b)	Percent of class:

The PIP Shares represent approximately 9.1% of the Issuer’s Common Shares, based on 34,335,102 issued and outstanding Common Shares of the Issuer as of December 2, 2014.

Page 8 of 12 pages

The PIP Shares and the Inwentash Shares together represent approximately 13.0% of the Issuer’s Common Shares, based on 34,335,102 issued and outstanding Common Shares of the Issuer as of December 2, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
	PIP:	0
	PCIC:	0
	Emerald:	0
	Pinetree:	0
	Inwentash	1,351,371

(ii)	Shared power to vote or to direct the vote:
	PIP:	3,151,664
	PCIC:	3,151,664
	Emerald:	3,151,664
	Pinetree:	3,151,664
	Inwentash	3,151,664

(iii)	Sole power to dispose or to direct the disposition of:
	PIP:	0
	PCIC:	0
	Emerald:	0
	Pinetree:	0
	Inwentash	1,351,371

(iv)	Shared power to dispose or to direct the disposition of:
	PIP:	3,151,664
	PCIC:	3,151,664
	Emerald:	3,151,664
	Pinetree:	3,151,664
	Inwentash	3,151,664

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 9 of 12 pages

Item 10.	Certifications.

(a) Not applicable.

(b) Not applicable.

(c) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 10 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2014
(Date)

PINETREE INCOME PARTNERSHIP

By:	/s/ Gerry Feldman
Name:	Gerry Feldman
Title:	Authorized Signing Officer*

PINETREE CAPITAL INVESTMENT CORP.

By:	/s/ Gerry Feldman
Name:	Gerry Feldman
Title:	Chief Financial Officer

EMERALD CAPITAL CORP.

By:	/s/ Sheldon Inwentash
Name:	Sheldon Inwentash
Title:	President

PINETREE CAPITAL LTD.

By:	/s/ Gerry Feldman
Name:	Gerry Feldman
Title:	VP Corporate Development and Chief Financial Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* Resolutions of the partners of Pinetree Income Partnership, dated as of June 13, 2014 (the “Resolutions”), appoint Mr. Feldman as Authorized Signing Officer. The Resolutions, which were filed as Exhibit 2 to Schedule 13D filed by Pinetree Income Partnership with respect to Overland Storage, Inc. on June 13, 2014, are incorporated herein by reference.

Page 11 of 12 pages

Exhibit 1

Joint Filing Agreement

Joint Filing Agreement, dated as of December 8, 2014, by and among Pinetree Income Partnership, Pinetree Capital Investment Corp., Emerald Capital Corp., Pinetree Capital Ltd. and Sheldon Inwentash (collectively, the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in common shares, without par value, of Sphere 3D Corporation (“Schedule 13D”) and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, but not for the completeness or accuracy of the information concerning the other Parties except to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

PINETREE INCOME PARTNERSHIP

By:	/s/ Gerry Feldman
Name:	Gerry Feldman
Title:	Authorized Signing Officer

PINETREE CAPITAL INVESTMENT CORP.

By:	/s/ Gerry Feldman
Name:	Gerry Feldman
Title:	Chief Financial Officer

EMERALD CAPITAL CORP.

By:	/s/ Sheldon Inwentash
Name:	Sheldon Inwentash
Title:	President

PINETREE CAPITAL LTD.

By:	/s/ Gerry Feldman
Name:	Gerry Feldman
Title:	VP Corporate Development and Chief Financial Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

Page 12 of 12 pages